Correspondence

Tradewinds Universal

501 Mercury Lane
Brea, CA. 92821
855-434-4488
TradewindsUniversal.com
Andrewreadtw@gmail.com

July 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Eranga Dias Geoffrey Kruczek

RE:	Tradewinds Universal Registration Statement on Form S-1 Filed December 22, 2023 File No. 333-276233

Dear Ms. Dias and Mr. Kruczek:

We are hereby responding to the letter dated July 1, 2024 (the“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s S-1 Registration Statement Filed December 22, 2023, File No. 333-276233.

Amendment No. 3 to Registration Statement on Form S-1 filed June 21, 2024

General

1. We note your disclosure on page 10 regarding the distribution of the shares by the selling shareholders. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K

RESPONSE:

We confirm that it is our understanding that the retention by a selling shareholder of an underwriter would constitute a material change to our plan of distribution and would require a post-effective amendment pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Sincerely,

/s/ Andrew Read

President, Tradewinds Universal